INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2024

August 28, 2024

Hamilton, Bermuda, August 28, 2024 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended June 30, 2024.

Highlights

▪
Net income of $62.5 million and earnings per share of $0.31 (basic) for the second quarter of 2024, compared with net income of $65.4 million and earnings per share of $0.33 (basic) for the first quarter of 2024.

▪	Adjusted EBITDA[1] of $120.3 million for the second quarter of 2024, compared with $114.3 million for the first quarter of 2024.
▪	Adjusted net income[1] of $63.4 million for the second quarter of 2024, compared to $58.4 million for the first quarter of 2024.
▪	Reported TCE[2] rates for Capesize and Panamax vessels of $28,005 per day and $15,721 per day, respectively, and $23,535 per day for the entire fleet in the second quarter of 2024.
▪	Entered into an agreement to sell one Panamax vessel for net consideration of $20.8 million.
▪	Published its ESG report for 2023, showing an improvement in its Carbon Intensity Indicator by 13.3% compared to its 2019 baseline.
▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$26,200 per day for 83% of Capesize available days and $17,200 per day for 94% of Panamax available days for the third quarter of 2024.
•	$25,800 per day for 29% of Capesize available days and $17,900 per day for 18% of Panamax available days for the fourth quarter of 2024.
▪
Announced a cash dividend of $0.30 per share for the second quarter of 2024, which is payable on or about September 20, 2024, to shareholders of record on September 11, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 23, 2024.

Peder Simonsen, Interim Chief Executive Officer and Chief Financial Officer, commented:

"Despite a volatile macro and geopolitical backdrop, the dry bulk shipping market remains healthy, and Golden Ocean continues to deliver above-market performance. This is attributable to the quality of our modern, fuel-efficient fleet as well as our strong commercial capabilities. While we continue to opportunistically secure charter coverage, we retain significant exposure to a market we believe will strengthen as the year progresses.

Demand fundamentals in large vessel segments are particularly constructive, with Chinese demand for bauxite and new iron ore export projects under development in the Atlantic Basin are expected to be long-term drivers. The supply side is also favorable as fleet growth is moderating and environmental regulations are expected to constrain effective fleet capacity. Golden Ocean is well positioned to continue to generate strong cash flows, based on our fleet premium and our industry-leading cash breakeven levels. Accordingly, the Company expects to continue to deliver strong returns for our shareholders."

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

1Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share are non-GAAP measures. A reconciliation of adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 93 vessels, including one newbuilding, with an aggregate capacity of approximately 14.0 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	84 vessels owned by the Company (52 Capesize and 32 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements; and
c.	One 85,000 dwt Kamsarmax vessel on order.

In June 2024, the Company entered into an agreement to sell one Panamax vessel for net consideration of $20.8 million. The vessel was delivered to its new owner in the third quarter of 2024 and the gain from sale of approximately $4.3 million will be recorded in the third quarter of 2024.

As of the date of this report, the Company has one vessel under construction with $23.0 million of related outstanding contractual commitments due by the fourth quarter of 2024. The commitments will be funded by drawing the balance on the committed debt financing.

Six drydocks are expected to be carried out in the third quarter of 2024 (five for Capesize vessels and one for Panamax vessel), of which one have been substantially completed as of today.

The Company’s estimated TCE rates for the third quarter of 2024 are $26,200 per day for 83% of available days for Capesize vessels and $17,200 per day for 94% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered into by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the third quarter of 2024. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has secured 29% of total days at an average rate of $25,800 per day for Capesize vessels and 18% of total days for Panamax vessels at an average rate of $17,900 per day in the fourth quarter of 2024.

Corporate Development

In April 2024, the Company entered into and fully drew down a $180 million credit facility to refinance six Newcastlemax vessels. The credit facility which is secured by the six vessels has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 160 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

The Company announced today a cash dividend of $0.30 per share for the second quarter of 2024, which is payable on or about September 20, 2024, to shareholders of record on September 11, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about September 23, 2024.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

Second Quarter 2024 Results

Second Quarter 2024 Income Statements

The Company reported net income of $62.5 million and basic earnings per share of $0.31 for the second quarter of 2024, compared to net income of $65.4 million and basic earnings per share of $0.33 for the first quarter of 2024.

Adjusted net income for the second quarter of 2024 was $63.4 million, compared to $58.4 million for the first quarter of 2024.

Adjusted EBITDA was $120.3 million for the second quarter of 2024, an increase of $6.0 million from $114.3 million for the first quarter of 2024.

Operating revenues were $250.1 million in the second quarter of 2024, an increase of $3.4 million from $246.7 million in the first quarter of 2024. The Company achieved an average TCE rate for the entire fleet of $23,535 per day in the second quarter of 2024 compared to that of $22,628 per day in the first quarter of 2024.

The total number of onhire days decreased by 275 days in comparison to the first quarter of 2024, due in part to a 158-days reduction in trading activity days. Further, four vessels were in regular and repair drydocks during the second quarter of 2024, compared with the two vessels in previous quarter, resulting in 193 offhire days, compared to 97 offhire days in the first quarter of 2024. Voyage expenses increased by $2.7 million to $52.7 million from the first quarter of 2024 as a result of more voyage charters in the second quarter of 2024.

Other revenues were $0.2 million in the second quarter of 2024, compared to $1.0 million in the first quarter of 2024, which was a result of reduction in management fee revenues.

There was no gain from disposal of vessels recorded in the second quarter of 2024, compared to $1.1 million recorded in the first quarter of 2024 related to the sale of a Panamax vessel.

Ship operating expenses amounted to $66.3 million in the second quarter of 2024 compared to $62.6 million in the first quarter of 2024. In the second quarter of 2024, ship operating expenses included $54.1 million in running and other various expenses (compared to $54.7 million in the first quarter of 2024). Running expenses mainly consisted of crew costs, repairs and maintenance, spares and insurance.

In addition to running expenses, ship operating expenses included $6.4 million in drydocking expenses (compared with $4.7 million in the first quarter of 2024) and $4.3 million in various energy saving initiatives and digitalization expenses (compared to $0.9 million in the first quarter of 2024). In the second quarter of 2024, $1.5 million in estimated ship operating expenses for vessels on time charter-in contracts were reclassified from charterhire expenses to ship operating expenses (compared with $2.4 million in the first quarter of 2024) and calculated based on numbers of chartered in days and an estimated operating expenses rate per day of $5,700.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

Charter hire expenses were $4.8 million in the second quarter of 2024 compared to $7.3 million in the first quarter of 2024. Most of the decrease relates to the 158-day decrease in chartered-in days compared to the first quarter of 2024.

Administrative expenses were $5.1 million in the second quarter of 2024, compared to $7.4 million in the first quarter of 2024, a decrease primarily due to non-recurring personnel expenses recorded in the first quarter of 2024.

Depreciation was $35.2 million in the second quarter of 2024, and was largely unchanged compared to the first quarter of 2024.

Net interest expense was $25.3 million in the second quarter of 2024, a decrease from $27.2 million in the first quarter of 2024, mainly due to a decrease in debt balances.

In the second quarter of 2024, the Company recorded a $2.4 million net gain on derivatives, mainly resulting from $1.4 million in unrealized loss on the mark-to-market changes of interest rate swaps, $4.1 million in realized gains/interest income on interest rate swaps and a $0.6 million realized loss on forward freight agreements.

The Company recorded a loss from associated companies of $0.4 million in the second quarter of 2024 compared to a loss of $4.6 million in the first quarter of 2024.

Second Quarter 2024 Cash Flow Statements and Balance Sheet as of June 30, 2024

As of June 30, 2024, the Company had cash and cash equivalents of $103.1 million, including restricted cash balances of $3.6 million, a decrease of $44.4 million from the first quarter of 2024. In addition, the Company had undrawn available credit lines of $150.0 million under its revolving credit facilities. In the second quarter of 2024, cash provided by operating activities amounted to $76.9 million, including a negative working capital change of $23.5 million and dividends of $0.4 million received from associated companies.

For the three months ended June 30, 2024, total net cash used in investing activities was $25.5 million, relating to installments and other costs relating to our Kamsarmax newbuilding contracts.

Net cash used in financing activities was $95.8 million in the second quarter of 2024 and included full drawdown under the new $180 million sustainability-linked credit facility, which refinanced the $233 million facility with outstanding balance of $178.6 million, and a partial $21.6 million drawdown on the $85 million credit facility upon delivery of one newbuilding in the period. Further, $25.8 million in scheduled debt repayment, $25.0 million in repayment of the Company's revolving credit facilities, $6.1 million in repayment of finance leases, $1.9 million in debt fees and $60.0 million in dividend payments were recorded.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

As of June 30, 2024, the book value of the Company's long-term debt was $1,335.5 million, including the current portion of long-term debt of $115.4 million. The book value of finance lease obligations was $77.8 million, including the current portion of finance lease obligations of $20.1 million.

The Dry Bulk Market

The dry bulk displayed strength in the second quarter of 2024 and has remained healthy through the first half of the year. Freight rate momentum carried over from the prior quarter, supported by year-over-year demand growth across all commodity groups as well as longer sailing distances. Once again, larger vessel segments where the Company’s fleet is focused, showed relative strength on the back of strong demand trade of iron ore and bauxite in the Atlantic basin. Global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 89.0% in the second quarter of 2024, according to Maritime Analytics, indicating a continued tight market balance. Total seaborne transportation of dry bulk goods was 1,252 mt in the second quarter of 2024, representing an increase of 3.0% compared with the first quarter of 2024 and an increase of 3.3% compared with the second quarter of 2023.

Global steel production increased by 3.0% in the second quarter of 2024 compared with the first quarter of 2024, driven by a 5.5% increase in production in China, the world’s largest steel producer. Indian steel production declined by 2.8% in the second quarter of 2024 compared with the first quarter of 2024 but increased by 4.6% compared with the second quarter of 2023, continuing a steady long-term upwards trajectory. Outside of China and India, steel production increased by 0.6% compared with the prior quarter and is expected to increase further over the next several years as construction activity recovers from current depressed levels.

Second quarter global iron ore imports decreased by 2.0% compared with the first quarter of 2024, but increased by 5.4% compared with the second quarter of 2023. Chinese iron ore imports increased by 13.4% compared with the first quarter of 2024 and by 6.9% compared with the second quarter of 2023. Imports of iron ore to China from Brazil increased by 26.0% in the second quarter of 2024 compared with the second quarter of 2023, but declined compared with the first quarter of 2024. Brazilian iron ore exports are expected to remain robust in 2024, providing strong support to tonne-mile demand for Capesize vessels.

Global coal imports increased by 5.6% in the second quarter of 2024 compared with the first quarter of 2024 and by 3.5% compared with the second quarter of 2023, driven by elevated imports to China, India, and Taiwan. Chinese coal imports reached a record level during the second quarter of 2024.

Trade of minor bulks, including bauxite, increased by 5.7% compared with the first quarter of 2024 and by 1.9% compared with the second quarter of 2023 driven by strong exports of bauxite from West Africa to China. Bauxite exports from Guinea to China have grown significantly in recent years and totaled approximately 40% of Brazilian iron ore exports through the first six months of 2024. This trade, which is primarily carried out by Capesize vessels, provided strong incremental demand through the first half of 2024.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

Transportation of essential agribulks, which represented 12.9% of total seaborne volumes in the second quarter of 2024, increased by 5.2% compared with the first quarter of 2024 and by 1.9% compared with the second quarter of 2023, reaching a record level. Tonne-mile demand from agribulks continues to benefit from longer sailing distances, and Maritime Analytics expects global agribulk tonne-mile demand to grow by 8.8% in 2024 before moderating to 1.9% in 2025.

The global fleet of dry bulk vessels amounted to 1,019.8 million dwt at the end of the second quarter of 2024, absorbing a net increase of 8.1 million dwt in the quarter. A total of 12.2 million dwt of vessels or 1.2% of the global fleet as of the start of the quarter has been ordered during the quarter. Capesize vessels represented approximately half of all orders, based on dwt, although these vessels are not expected to be delivered until 2027 at the earliest. The orderbook as a percentage of the global fleet stood at 9.8% at the end of the quarter, roughly unchanged from the start of 2024, but well below an average of approximately 24% over the last 25 years and remains near historical low levels. The Capesize orderbook increased slightly to 7.3% as of the end of the quarter, compared with an average of approximately 29% over the last 25 years, and the lowest among the dry bulk segments. Vessel recycling was not meaningful in the Capesize and Panamax segments in the second quarter of 2024, and port congestion remained at low levels from a historical perspective. Effective fleet capacity continues to be impacted by longer sailing distances as vessels have avoided the Suez Canal due to geopolitical tensions in the region, which was partly offset by a slight improvement in conditions that have affected Panama Canal transits over the last several quarters.

Strategy and Outlook

Inflation continues to ease across key economies, despite persistent inflation in services industries. The International Monetary Fund (“IMF”) has maintained its global GDP growth forecasts to 3.2% in 2024 and increased its 2025 forecast slightly to 3.3% in its July forecast. The GDP growth forecast for emerging Asian economies has been revised upwards to 5.4% in 2024 and 5.1% in 2025. The latest forecast is being driven by India, where GDP is forecast to grow by 7.0% in 2024 (a 0.2% increase from the prior forecast), and 6.5% in 2025, while the IMF forecasts China's GDP to grow by 5.0% and 4.5% in 2024 and 2025, respectively, representing increases of 0.4% for each year compared with the prior forecast.

Global tonne-mile demand is forecast to increase 4.2% in 2024 and 3.1% in 2025, according to Maritime Analytics, driven by volume growth in agribulk and minor bulk and longer distances for iron ore trade. Fleet utilization is forecast to remain elevated, implying continued strength of dry bulk freight rates. Any potential disruption to trade flows, including those caused by geopolitical events, may drive fleet inefficiency and push utilization and rates higher. The timing of the reopening of the Suez Canal remains uncertain, and a normalization of canal transit would likely negatively impact tonne-miles.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

While the Chinese government seemingly continues to support rather than grow the country’s real estate sector, stimulus has benefited other sectors across the country’s economy. Additionally, China announced in July the largest interest rate cut since 2020, along with subsidies for electric vehicles, which generate significant demand for bauxite, and other measures to stimulate consumer spending. It is expected that China will continue to stimulate manufacturing and maintain infrastructure spending to further bolster its economy.
Although iron ore inventories suggest somewhat weaker domestic steel demand, steel exports continue to grow, increasing by 20% for the first half of 2024 compared to first half of 2023. A prolonged weakness in China’s economic development is the main risk for the dry bulk market, but it is expected that China will continue to stimulate to further bolster its economy.

India’s economy is expected to continue to grow at a strong pace. Inflation is gradually easing and is projected to remain within the Reserve Bank of India’s target range. Both domestic and foreign investment is expected to increase, driven in part by government initiatives, and a growing middle class is fueling consumer spending.  The country’s rapid industrialization, infrastructure development, and rising consumption patterns are driving demand for various dry bulk commodities. In particular, ambitious infrastructure projects, including roads, and railways, require significant quantities of construction materials, including cement, steel, and aggregates.

New iron ore export projects coming online over the next several years are also expected to require further vessel capacity, particularly in the Capesize segment. The largest of these projects is the Simandou mine in Guinea, which contains the world’s largest untapped reserves of high-grade iron ore. Major mining companies, including Rio Tinto, are actively involved in the project, and significant investments are being made in infrastructure, including a railway and port facilities. Exports from these projects are expected to drive tonne-mile demand for the larger segments.

The outlook for fleet supply remains highly positive. An orderbook near 30-year lows as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. With strong visibility into fleet growth given limited shipyard capacity, there is very limited risk to fleet supply growth forecasts through 2027. Additionally, there is a potential upside to effective fleet supply given geopolitical tensions and other factors impacting key shipping lanes as well as port congestion, which has historically been prone to volatility, remains at low levels.

Dry bulk fleet supply growth will also be challenged due to tightening environmental regulations. To comply with stricter regulatory standards, ship owners are likely to reduce vessel speeds, retrofit ships with energy-saving technologies and potentially scrap older, less efficient vessels which may impact fleet capacity. These factors, combined with the varying levels of compliance among ships, are expected to create a more segmented or "tiered" market. Golden Ocean is particularly well-positioned against this backdrop with a large fleet of modern, fuel-efficient vessels concentrated in the larger vessel segments.

Golden Ocean has been successfully pursuing a strategy of investing in the Company’s fleet to ensure the ability to generate cash flow under any market circumstances. The Company has simultaneously managed its industry-leading daily cash breakeven levels, which average approximately $13,900 per day for the full fleet. This strategy of maintaining low breakeven rates, coupled with a modern and efficient fleet that can command premium rates, ensures that the Company is well-protected against market downturns while also poised to generate significant cash flow during strong markets.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

The Board of Directors continues to prioritize returning value to its shareholder and has consistently allocated capital towards dividends. While the amount and timing of future dividends will be based on the Company's financial performance, investment opportunities, and the overall market situation, the Company intends to continue to distribute a significant portion of its earnings to shareholders. Golden Ocean continues to monitor macroeconomic factors and their potential effects on the large size dry bulk market sector.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 28, 2024

Questions should be directed to:
Peder Simonsen: Interim Chief Executive Officer and Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; delays or defaults in the construction of the Company’s newbuildings could increase the Company’s expenses and diminish the Company’s net income and cash flows; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cyber-attacks, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; inflationary pressures and the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector; impacts of supply chain disruptions and market volatility surrounding impacts of the Russian-Ukrainian conflict and the developments in the Middle East; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the Company potentially becoming subject to corporate income tax in Bermuda in the future; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2023.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2024

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Operating revenues
Time charter revenues	151,486	163,250	106,352	314,736	181,693
Voyage charter revenues	98,364	82,533	106,861	180,897	226,946
Other revenues	241	952	170	1,193	1,261
Total operating revenues	250,091	246,735	213,383	496,826	409,900

Gain from disposal of vessels	—	1,133	—	1,133	2,583

Operating expenses
Voyage expenses and commissions	52,743	50,036	59,395	102,779	123,626
Ship operating expenses	66,313	62,611	62,431	128,924	124,061
Charter hire expenses	4,846	7,308	10,210	12,154	26,992
Administrative expenses	5,109	7,430	5,167	12,539	9,329
Impairment loss on vessels	—	—	—	—	11,780
Depreciation	35,178	35,076	32,590	70,254	64,087
Total operating expenses	164,189	162,461	169,793	326,650	359,875

Net operating income	85,902	85,407	43,590	171,309	52,608

Other income (expenses)
Interest income	1,715	1,956	1,170	3,671	2,685
Interest expense	(27,009)	(29,177)	(24,184)	(56,186)	(46,197)
Gain/(loss) on derivatives	2,408	12,010	9,045	14,418	6,962
Equity results of associated companies	(418)	(4,558)	4,927	(4,976)	9,868
Other financial items	(54)	(201)	372	(255)	202
Net other (expenses) income	(23,358)	(19,970)	(8,670)	(43,328)	(26,480)
Net income before income taxes	62,544	65,437	34,920	127,981	26,128
Income tax expense	50	50	30	100	60
Net income	62,494	65,387	34,890	127,881	26,068

Per share information:
Earnings per share: basic and diluted	$0.31	$0.33	$0.17	$0.64	$0.13
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of June 30, 2024	As of March 31, 2024	As of December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	99,454	144,661	116,382
Restricted cash	3,601	2,746	2,254
Other current assets	181,428	167,136	160,281
Total current assets	284,483	314,543	278,917
Vessels and equipment, net	2,984,408	2,993,587	2,987,360
Vessels held for sale	16,455	—	14,486
Newbuildings	31,421	44,613	54,777
Finance leases, right of use assets, net	61,191	64,917	68,643
Operating leases, right of use assets, net	8,367	8,953	9,538
Other long term assets	75,535	75,252	75,297
Total assets	3,461,860	3,501,865	3,489,018

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	115,361	114,243	109,309
Current portion of finance lease obligations	20,149	19,844	19,601
Current portion of operating lease obligations	2,697	2,650	2,632
Other current liabilities	105,177	113,925	94,649
Total current liabilities	243,384	250,662	226,191
Long-term debt	1,220,157	1,249,591	1,260,758
Non-current portion of finance lease obligations	57,668	62,837	67,987
Non-current portion of operating lease obligations	8,215	8,907	9,621
Other long-term liabilities	2,039	1,956	2,570
Total liabilities	1,531,463	1,573,953	1,567,127
Equity	1,930,397	1,927,912	1,921,891
Total liabilities and equity	3,461,860	3,501,865	3,489,018

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net income	62,494	65,387	34,890	127,881	26,068
Adjustments to reconcile net income to net cash provided by operating activities
Gain from disposal of vessels	—	(1,133)	—	(1,133)	(2,583)
Depreciation	35,178	35,076	32,590	70,254	64,087
Impairment loss on vessels	—	—	—	—	11,780
Amortization of time charter party out contracts	(423)	(422)	(545)	(845)	(545)
Dividends from associated companies	400	578	1,600	978	16,868
Equity results from associated companies	418	4,558	(4,927)	4,976	(9,868)
Mark to market value on derivatives	1,234	(5,617)	(9,452)	(4,383)	(3,679)
Other, net	1,120	1,961	252	3,083	2,156
Change in operating assets and liabilities	(23,475)	15,422	(8,859)	(8,054)	17,784
Net cash provided by operating activities	76,946	115,810	45,549	192,757	122,068
Investing activities
Additions to vessels and right of use assets	—	(871)	(130,146)	(871)	(254,010)
Additions to newbuildings	(25,531)	(27,023)	(98,028)	(52,554)	(113,739)
Repayments of loans receivable from related parties	—	—	—	—	925
Proceeds from sale of vessels	—	15,709	43,560	15,709	58,873
Other investing activities, net	—	—	2	—	4
Net cash used in investing activities	(25,531)	(12,185)	(184,612)	(37,716)	(307,947)
Financing activities
Repayment of long-term debt	(229,347)	(335,656)	(49,960)	(565,003)	(297,505)
Proceeds from long-term debt	201,600	330,220	207,140	531,820	537,140
Net proceeds from share distributions	—	522	—	522	—
Debt fees paid	(1,879)	(3,802)	(924)	(5,681)	(4,516)
Dividends paid	(60,008)	(59,888)	(20,035)	(119,897)	(60,120)
Share repurchases	—	—	(6,943)	—	(7,452)
Repayment of finance leases	(6,133)	(6,250)	(6,132)	(12,382)	(12,418)
Net cash provided by (used in) financing activities	(95,767)	(74,854)	123,146	(170,621)	155,129
Net change	(44,352)	28,771	(15,917)	(15,580)	(30,750)
Cash, cash equivalents and restricted cash at start of period	147,407	118,636	123,240	118,635	138,073
Cash, cash equivalents and restricted cash at end of period	103,055	147,407	107,323	103,055	107,323
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Six months ended June 30, 2024	Six months ended June 30, 2023
Number of shares outstanding
Balance at beginning of period	199,628,293	200,485,621
Repurchase of shares	—	(982,328)
Distribution of treasury shares	400,000	—
Balance at end of period	200,028,293	199,503,293

Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(11,527)	(5,014)
Repurchase of shares	—	(7,452)
Share distribution	2,950	—
Balance at end of period	(8,577)	(12,466)

Additional paid in capital
Balance at beginning of period	1,124	851
Stock option expense	—	202
Balance at end of period	1,124	1,053

Contributed capital surplus
Balance at beginning of period	1,582,257	1,582,257
Balance at end of period	1,582,257	1,582,257

Accumulated earnings
Balance at beginning of period	339,976	328,878
Dividends to shareholders	(119,897)	(60,120)
Distribution of treasury shares	(2,428)	—
Net income	127,881	26,068
Balance at end of period	345,532	294,826

Total equity	1,930,397	1,875,731
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 20, 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

3. Earnings per share

Basic earnings per share amounts for the three and six months ended June 30, 2024, are based on the weighted average number of shares outstanding of 200,028,293 and 199,851,497, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

In March 2024, 400,000 share options were exercised by the management and were settled by using treasury shares. As of June 30, 2024, there were no outstanding share options. For the six months ended June 30, 2024, outstanding share options were dilutive under the treasury stock method by 163,165 shares.

4. Vessels and equipment, net and vessels held for sale

In June 2024, the Company entered into an agreement to sell one additional Panamax vessel for net consideration of $20.8 million. The vessel was delivered to its new owner in the third quarter of 2024, and classified as held for sale as of June 30, 2024. The gain from sale of approximately $4.3 million will be recorded upon delivery.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

In December 2023, the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.7 million. The vessel was delivered to its new owner in the first quarter of 2024 and the gain from sale of $1.1 million was recorded upon delivery in the first quarter of 2024.

With reference to Note 5 “Newbuildings”, two newbuildings were delivered during the six months ended June 30, 2024. Related accumulated costs were transferred to 'Vessels and equipment, net' in the total amount of $76.3 million.

5. Newbuildings

As described above, during the six months ended June 30, 2024, two out of the remaining four Kamsarmax newbuildings were delivered with the total costs of $76.5 million. As of June 30, 2024, the Company had capitalized costs of $31.4 million relating to construction contracts for the two remaining Kamsarmax newbuildings.

6. Leases

As of June 30, 2024, the Company had seven vessels held under finance lease and one vessel held under operating lease. All eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). In connection with these leases, for the three and six months ended June 30, 2024, the Company made a total repayment to SFL of $6.1 and $12.4 million, respectively.

As of June 30, 2024, the Company’s book value of finance lease obligations was $77.8 million, including the current portion of $20.1 million.

7. Investments in associated companies

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $44.6 million as of June 30, 2024.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $6.3 million as of June 30, 2024.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the six months ended June 30, 2024, the Company received dividends from UFC of $1.0 million, which were recorded as a reduction of investments. The book value of the investment amounted to $1.7 million as of June 30, 2024.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

8. Long-term debt

As of June 30, 2024, the Company’s book value and outstanding principal of long-term debt was $1,335.5 million and $1,347.5 million, respectively. The current portion of long-term debt was $115.4 million.

During six months ended June 30, 2024, the Company repaid $75.0 million on its revolving credit facilities, which resulted in undrawn revolving credit facility balance of $150.0 million at period end.

In April 2024, the Company entered into and fully drew down a $180 million credit facility to refinance six Newcastlemax vessels. The credit facility which is secured by the six vessels has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 160 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In December 2023, the Company signed a sale-and-leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of June 30, 2024, two newbuildings were delivered and the Company drew $41.8 million under the facility.

9. Share capital

As of June 30, 2024, the Company had 201,190,621 issued and 200,028,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,162,328 shares in treasury.

In March 2024, 400,000 share options were exercised by the management and were settled by using treasury shares.

In the second quarter of 2024, the Company paid an aggregate of $60.0 million, or $0.30 per share in dividends to its shareholders related to its first quarter of 2024 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the second quarter of 2024.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

Pursuant to its agreement with TFG, the Company paid $69.1 million for bunker procurement in the six months ended June 30, 2024. As of June 30, 2024, amounts payable to TFG totaled $9.3 million.

11. Commitment and contingencies

As of June 30, 2024, the Company had two vessels under construction and outstanding contractual commitments of $43.2 million due by the fourth quarter of 2024.

With reference to Note 7, "Investments in associated companies", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of June 30, 2024, there is no exposure under this guarantee.

12. Subsequent events

On August 28, 2024, the Company announced a cash dividend of $0.30 per share in respect of the second quarter of 2024, which is payable on or about September 20, 2024, to shareholders of record on September 11, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 23, 2024.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

(in thousands of $)	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net income	62,494	65,387	34,890	127,881	26,068
Interest income	(1,715)	(1,956)	(1,170)	(3,671)	(2,685)
Interest expense	27,009	29,177	24,184	56,186	46,197
Income tax expense	50	50	30	100	60
Depreciation	35,178	35,076	32,590	70,254	64,087
Amortization of time charter party out contracts	(423)	(422)	(545)	(845)	(545)
Earnings before Interest Taxes Depreciation and Amortization	122,593	127,312	89,979	249,905	133,182
Impairment loss on vessels	—	—	—	—	11,780
Gain from disposal of vessels	—	(1,133)	—	(1,133)	(2,583)
(Gain)/loss on derivatives	(2,408)	(12,010)	(9,045)	(14,418)	(6,962)
Other financial items	95	161	(530)	256	(298)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	120,280	114,330	80,404	234,610	135,119

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income are earnings before the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Earnings/(loss) Per Share ("EPS") represents Adjusted Net Income divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP measures that are used by analysts in the shipping industry as common performance measures to compare results across peers. Adjusted net income and adjusted EPS are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of Adjusted net income and adjusted EPS is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers Adjusted net income and adjusted EPS to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses Adjusted net income and adjusted EPS as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of Adjusted net income and adjusted EPS used by the Company may not be comparable to similar measures used by other companies.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

The Company presents Adjusted Net Income in addition to Net Income because Adjusted Net Income eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive at adjusted Net Income, the Company has excluded certain gains/losses such as those related to sale of vessels, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $, except per share data)	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net income	62,494	65,387	34,890	127,881	26,068
Add back: Impairment loss on vessels	—	—	—	—	11,780
Less: Gain from disposal of vessels	—	(1,133)	—	(1,133)	(2,583)
Market to market value on derivatives	1,234	(5,617)	(9,452)	(4,383)	(3,679)
Amortization of time charter party out contracts	(423)	(422)	(545)	(845)	(545)
Other financial items	95	161	(530)	256	(298)
Adjusted net income	63,400	58,376	24,363	121,776	30,743
Weighted average number of shares outstanding - basic	200,028	199,673	200,248	199,851	200,337
Weighted average number of shares outstanding - diluted	200,028	200,001	200,766	200,015	200,878
Adjusted earnings per share - basic	$0.32	$0.29	$0.12	$0.61	$0.15
Adjusted earnings per share - diluted	$0.32	$0.29	$0.12	$0.61	$0.15

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

(in thousands of $)	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Total operating revenues	250,091	246,735	213,383	496,826	409,900
Add: Amortization of time charter party out contracts	(423)	(422)	(545)	(845)	(545)
Less: Other revenues*	241	952	170	1,193	1,261
Net time and voyage charter revenues	249,427	245,361	212,668	494,788	408,094
Less: Voyage expenses & commission	52,743	50,036	59,395	102,779	123,626
Time charter equivalent income	196,684	195,325	153,273	392,009	284,468
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024

(in thousands of $, except for TCE rate and days)	Three months ended June 30, 2024	Three months ended March 31, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
TCE Income Capesize vessels	148,876	146,810	97,802	295,686	165,437
TCE Income Panamax, Ultramax vessels*	47,808	48,515	55,471	96,323	119,031
Total Time charter equivalent income	196,684	195,325	153,273	392,009	284,468

in days
Fleet onhire days Capesize vessels	5,316	5,393	5,125	10,709	10,091
Fleet onhire days Panamax, Ultramax vessels*	3,041	3,239	3,552	6,280	7,374
Total Fleet onhire days	8,357	8,632	8,677	16,989	17,465
in $ per day
TCE per day Capesize vessels	28,005	27,222	19,083	27,611	16,395
TCE per day Panamax, Ultramax vessels*	15,721	14,978	15,617	15,338	16,142
Time charter equivalent rate	23,535	22,628	17,664	23,074	16,288

* No Ultramax vessels in the Company’s fleet as of June 30, 2024

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2024